Elixir Kombucha

Wefunder communications disclosures

Example 1:

Here's what we're currently up to:

- Entity: Merging our LLC with a new C-Corp entity - EK Beverages, Inc. Paperwork has been filed in Delaware and we are just waiting on the certificate.

- Fundraise: we have 4 committed to the raise, including Gill Holland (lead) and Keyhorse Capital. Once the new entity is confirmed, we'll (1) start gathering signatures on a SAFE agreement, (2) accept wire transfers and (3) launch a Wefunder for several others who are interested but aren't accredited.

Example 2:

Finally, fundraising. We are excited to tell you that Gill Holland is very eager to invest in Elixir and has agreed to be lead investor on a Wefunder campaign that we plan to launch later this month, or early next month. We have also generated some additional interest from a few more angels. Heading in the right direction!

Example 3:

In other news, Gill Holland has agreed to be our lead investor for a Wefunder we are planning to launch in early October! We have some folks who would rather invest off-platform as well, so we will be doing both a private and a public raise at that time. Goal is to get the round closed by Nov 1.

Example 4:

Hey yall, no worries on my end! We'd love to have you on board if you do decide to come in on the crowdfunding. Stay tuned for details!

Thanks for your time and consideration.

Example 5:

Hey Mario, I failed to mention that Render and Gill have both encouraged us to go the Wefunder route. With Render's matches, this is very appealing to us. So we have a campaign page that we plan to launch in conjunction with the private fundraise.

Example 6:

Also, we are still very much considering Wefunder as a means of investment. Curious if you'd be interested in a partnership with us whether or not we go the Wefunder route? No worries if you don't have a firm answer on that yet, just wanted to check.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

| *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   